Filed by PropertyGuru Group Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Bridgetown 2 Holdings Limited

Commission File No.: 001-39932

Transcript of PropertyGuru’s Townhall Meeting

Date: 26 July 2021

Hari V Krishnan (00:00:24.510): Good morning, everyone. Let’s give it, let’s give everyone a couple of minutes, so that everyone joins, we can see participants joining the webinar.

Hari V Krishnan (00:00:49.680): Okay, I think we’re going to get started. Good morning everyone, thank you for joining me on this very important full team meeting. I’m joined by our management team who will help out with the Q&A at the end and help us with the celebration that we’re going to have this this morning.

Hari V Krishnan (00:01:09.390): I’m sure most of you have seen this weekend’s announcement about PropertyGuru’s SPAC merger with Bridgetown 2. First and foremost, congratulations to all of us, this is truly a milestone for the group and something for us to be really proud of this morning.

Hari V Krishnan (00:01:26.280): I wanted to bring us together to discuss.

Hari V Krishnan (00:01:28.770): Our plans to become a publicly listed company on the New York Stock Exchange on the NYSE.

Hari V Krishnan (00:01:34.170): By combining with Bridgetown 2 which is a SPAC or a special purpose acquisition company.

Hari V Krishnan (00:01:39.960): So this morning, what I’m going to try and do is perhaps answer some of the more basic questions which some of you might have and some things which are specific to our data and our transaction as well, so first and foremost, what is a SPAC and why Bridgetown 2.

Hari V Krishnan (00:01:57.810): A SPAC is essentially a special company that’s formed with the sole purpose of combining with a business like ours to help us accelerate our strategy and our growth plans.

Hari V Krishnan (00:02:08.370): So, before I talk about you know why we choose this route and what it means for our future, I want to reiterate what I said on my email on Saturday morning.

Hari V Krishnan (00:02:18.540): becoming a public company will not change our strategy or our mission. Our corporate vision has driven much of our success and remains our North star.

Hari V Krishnan (00:02:30.030): As we continue our journey, please remember this. Also one of our core values is to create what’s next, and that is what we are going to do now.

Hari V Krishnan (00:02:40.050): Going public really is the next step on our journey but it’s not the finish line.

Hari V Krishnan (00:02:45.120): So you know why do we go public? Being a public company brings us additional investments in the business, gives us access to capital markets, opens a new chapter for growth and towards realizing that vision of creating the property trust platform for Southeast Asia.

Hari V Krishnan (00:03:03.630): I look forward to leading Property Guru through its next chapter of growth, along with our management team, and all of you.

Hari V Krishnan (00:03:09.840): I expect many of you probably have questions or why we took this step, since we’ve been so successful as a private company already, why is this is this a logical

Hari V Krishnan (00:03:19.140): next step? Or you know why, why are we doing this? That is a simple answer is that we found great partners with Bridgetown 2.

Hari V Krishnan (00:03:25.800): To take this next step so as you might know Bridgetown 2 is a joint venture between Pacific century group and Thiel Capital.

Hari V Krishnan (00:03:32.760): And is backed by two very high caliber investors, entrepreneurs and business leaders Peter Thiel and Richard Li.

Hari V Krishnan (00:03:40.560): I have gotten to know Peter Richard and Bridgetown 2’s Chairman Matt Danzeisen over the last several months.

Hari V Krishnan (00:03:48.810): And I can see that they share our passion and want to help us share our story and accelerate our plans.

Hari V Krishnan (00:03:55.500): So that’s as simple as that. Bridgetown 2 helps us share our story with public market investors.

Hari V Krishnan (00:04:02.010): Make sure that we get access to these capital markets and access to this capital will help us accelerate towards realizing our vision so that’s the way to think about what we’ve announced right now.

Hari V Krishnan (00:04:13.290): Capital structure or you know where we raise our money is an important part of our strategy and our support from our existing investors is now supplemented by this access to public capital markets.

Hari V Krishnan (00:04:24.810): So there are a number of other investors, who are also joining us on this journey.

Hari V Krishnan (00:04:29.340): including some long-term institutional investors, some of them very storied such as Baillie Gifford and Naya along with REA Group.

Hari V Krishnan (00:04:37.380): I’m proud of the fact that REA Group is putting more money to work as part of this transaction investing into the company as part of what started as a partnership with the consummation of our acquisitions of their businesses in Malaysia and Thailand.

Hari V Krishnan (00:04:50.730): And KKR and TPG will also very much be part of our journey as a public company neither one of them will be selling into this listing.

Hari V Krishnan (00:04:59.010): So they’re not selling down as part of this process and that’s something which is a real vote of confidence into our strategy and what we do in the future.

Hari V Krishnan (00:05:06.120): This is really a strong validation of everything that we have been doing.

Hari V Krishnan (00:05:10.080): And the fact that we’ve been making great progress to have global investors and as part of this process we’ve got investors…

Hari V Krishnan (00:05:17.070): from North America from Europe and from Asia who have invested into Property Guru a real vote of confidence at this time for the group…

Hari V Krishnan (00:05:26.040): Now, for those of you who might be new to the company or even for those of you who have been here for many years it’s actually worthwhile to understand when this is happening, what’s the context.

Hari V Krishnan (00:05:34.710): Property Guru started in 2007 I often say this but, before there was an iPhone there was Property Guru in Singapore that’s how long we’ve been in existence 14 years.

Hari V Krishnan (00:05:44.190): And over these 14 years we’ve helped transform the property market in Southeast Asia

Hari V Krishnan (00:05:48.990): created a new category this industry through our, our business model and help take it to new heights by leveraging technology data…

Hari V Krishnan (00:05:56.070): and, frankly, the efforts of all of you towards this vision of creating a property trust platform for the region.

Hari V Krishnan (00:06:03.060): Today we are the number one digital property marketplace in Southeast Asia.

Hari V Krishnan (00:06:06.660): Some headline numbers, there are 1400 of us, 1400 gurus, not counting the new gurusgurusgurus who are going to join us as part of the iProperty and ThinkofLiving transaction…

Hari V Krishnan (00:06:16.170): And all of us support more than 2.8 million listings every month, more than 37 million property seekers visit us every month…

Hari V Krishnan (00:06:25.830): And we have 49,000 property agents who use our platforms across the five markets, our region is projected to become the fourth largest economy in the world by 2030.

Hari V Krishnan (00:06:38.190): And is driven by three very favorable macro trends which benefit our business, first and foremost, are rising middle class across Southeast Asian specifically our five markets.

Hari V Krishnan (00:06:48.720): The pace of digitization and we’re gonna have 200 million people who move offline to online over a decade that ends in 2025.

Hari V Krishnan (00:06:56.220): And over 50 million people are moving to cities and towns in our five countries over that same period.

Hari V Krishnan (00:07:01.920): So, as people move to cities and towns as digital natives and as an emerging middle class they’re going to look to platforms, such as ourselves to find those homes.

Hari V Krishnan (00:07:10.890): And as a market leader in Southeast Asia, as THE market leader in Southeast Asia, it gives us a great opportunity to influence them and to help them.

Hari V Krishnan (00:07:19.080): So I think you know, this means that really that our region is going to have this vibrant pool…

Hari V Krishnan (00:07:25.140): Of affluent property seekers and we are going to be ready to capitalize on these dynamics as Southeast Asia emerges from the pandemic…

Hari V Krishnan (00:07:34.830): we’re not losing sight of the fact that, right now, all of us are sitting at home, the celebration we’re doing over zoom were not able to meet in person.

Hari V Krishnan (00:07:43.110): That is challenging but we are preparing for the future going public does give us access to capital that allows us to accelerate our growth.

Hari V Krishnan (00:07:52.050): And the way we think about it is we have three specific areas in which we are looking at it as agent and developer marketing.

Hari V Krishnan (00:07:59.460): There is fintech and there are data services and we’re going to be investing across all of them at the same time, we intend to also pursued suitable M&A to complement organic growth in these areas, and as we look for newer adjacencies and how to grow, grow the business up.

Hari V Krishnan (00:08:15.750): So when the opportunity came knocking to take our company public with a partner, such as Bridgetown 2, it felt like the right moment to take the step, considering the several years that we’ve been considering becoming a public company.

Hari V Krishnan (00:08:28.800): Now, I also want to clarify something else, we are not yet a public company.

Hari V Krishnan (00:08:32.910): Saturday’s announcement was just the first step for us to let the world know that we are planning a business combination with Bridgetown 2.

Hari V Krishnan (00:08:40.410): Which is publicly listed in the US, the US financial regulator, the Securities and Exchange Commission, the SEC will evaluate this merger proposal for the next several months.

Hari V Krishnan (00:08:53.010): And that is part of the regulatory approval we are seeking right now and just part of the announcement, we made over the weekend.

Hari V Krishnan (00:09:00.060): We expect the transaction to be completed in the fourth quarter of 2021 or perhaps the first quarter of 2022 and upon completion PropertyGuru will be listed on the New York Stock Exchange.

Hari V Krishnan (00:09:13.320): A couple of things will change for our business as we go through this process, including when and to whom we can communicate our financial performance and listing process.

Hari V Krishnan (00:09:23.910): Nevertheless, you have my personal commitment that the leadership team, and I will keep you posted on as much information as we can, and just as soon as we are legally allowed to.

Hari V Krishnan (00:09:35.970): We do have a small dedicated team within the group working to complete this pack listing process for the rest it’s business as usual, we cannot forget the great work that got us here, and the best thing all of you can do is stay focused on continuing to deliver this work, every day.

Hari V Krishnan (00:09:53.100): Also, the process of completing the acquisition of iProperty and ThinkofLiving is progressing well, and should be completed…

Hari V Krishnan (00:10:02.100): In a few weeks, but after that starts the real work of integrating the teams and the businesses, and this will occupy us for the rest of the year, doing this well and consistent with our values is very important.

Hari V Krishnan (00:10:18.510): So, once again I want to thank you all for what you have done for PropertyGuru our customers and our shareholders.

Hari V Krishnan (00:10:24.540): I’m really looking forward to everything we will accomplish in the future together, PG three is going to be great congratulations guys, this is a moment to be very proud of.

Hari V Krishnan (00:10:35.280): And before we get into Q&A I do want to hand over to someone who’s been working with me tirelessly through all these months my partner to this process, Joe who’s going to share his thoughts Joe.

Joe Dische (00:10:49.680): All right, thanks Hari.

Joe Dische (00:10:51.540): This is Joe your CFO here.

Joe Dische (00:10:53.880): I just wanted to add I’m incredibly proud of what the business is achieved, to be at this point, and probably even more proud about how we got here.

Joe Dische (00:11:04.860): The teamwork and dedication and every one of us, been incredibly impressive and that’s everyone across all of our five markets in every function so it’s incredibly commendable and it’s really a reflection of everything that we’ve achieved over the last couple of years.

Joe Dische (00:11:23.670): Hari mentioned, I would like to call out a few teams who work behind the scenes involved in transactions like this is a quite complex things to achieve and we’re already sort of part of the way down the journey to be a listed company…

Joe Dische (00:11:40.530): But those people who worked very hard to lead to this moment of signing the business combination agreement with Bridgetown2.

Joe Dische (00:11:48.810): People from the legal team, the finance team and the HR team, in particular, so thank you very much for your efforts so far and look forward to working with you, with us to get through the additional stages that Hari outlined to become a fully listed company.

Joe Dische (00:12:06.450): In terms of what’s next we have some really, really inspiring plans in second half of 2021 and I’m really counting all of you to continue to deliver…

Joe Dische (00:12:17.370): For our property seekers, our sellers, agents, developers and also for the financiers and our investors returns, with every day to make informed and competent property decisions so it’s hard, I said, except for a small number of people it’s business as usual, we want to just keep.

Joe Dische (00:12:36.210): Bringing PG to the incredible heights of its roots, so far, but today is one day real celebration so with that I’d like to open the floor to questions.

Joe Dische (00:12:48.240): I believe you need to answer questions on the Q&A tab on the zoom call so we’re looking forward to those and I invite the executive team to turn their videos on and join us for Q&A next.

Sheena Chopra (00:13:04.980): Thanks Hari, and thanks Joe.

Sheena Chopra (00:13:08.760): Gurus like Joe said, please type in your questions in the Q&A tab we already have some so we’ll get started, if I can request all the…

Sheena Chopra (00:13:16.110): leaders to switch their cameras. Hari the first one’s for you, thanks Hari, as you mentioned, we will have new international investors from America, the EU etc these investors may not have a deep understanding of ASEAN…

Sheena Chopra (00:13:32.670): and potentially have a very different mindset on how we should be performing will this put us in undue stress.

Sheena Chopra (00:13:41.970): yeah sorry.

Hari V Krishnan (00:13:42.690): yeah and I read the question thanks Sheena I think listen, the honest truth is no one puts money into a business unless they actually have…

Hari V Krishnan (00:13:53.250): A view, so I mean, first and foremost, I can assure you that everyone is putting money in here actually does understand Southeast Asia and that’s it is for that reason that we’ve got these investors now it’s a fair question to ask that as public market investors:

Hari V Krishnan (00:14:09.120): Their expectations might be different.

Hari V Krishnan (00:14:11.490): Obviously you know, there are things such as…

Hari V Krishnan (00:14:14.940): In a public market how we report our results etc., are different than then dealing with our private shareholders.

Hari V Krishnan (00:14:22.170): That is a transition we’re going to have to go through, as a group, and how we handle that and not just for Joe and myself and the management team, but…

Hari V Krishnan (00:14:30.570): As a business, we got to know how to do that, but I think in my experience, companies that are successful continue to focus on their NorthStar and what has made them successful to date, so as far as you’re concerned we’re not going to change how we what made us successful.

Hari V Krishnan (00:14:47.220): Going forward we’re going to continue to sort of focus on our vision to values and delivering against that.

Hari V Krishnan (00:14:52.950): And then you know how we translate that and how we explain that has been part of the journey to join, I have been leading the group on with public investors over the last several months.

Hari V Krishnan (00:15:02.130): we’re confident having gone through the process that staying true to our vision values is how we’re going to be successful, as a public company as well.

Sheena Chopra (00:15:13.140): Thanks Hari.

Sheena Chopra (00:15:14.970): The next one I’ll probably take the most up voted question Gen will we get…

Sheena Chopra (00:15:20.190): Employee stock options.

Genevieve Godwin (00:15:24.780): [inaudible] Question isn’t it.

Genevieve Godwin (00:15:27.270): Yes, so actually we currently do have a long term incentive plan, that currently exists…

Genevieve Godwin (00:15:35.400): In our current business form that consists of equity in the business.

Genevieve Godwin (00:15:41.610): So we continue to review that annually and that program will transition to a public company program of course we’re not listed yet…

Genevieve Godwin (00:15:51.120): and we’ll continue to evaluate our all of our compensation and benefits programs, and you know should changes to that occur, we’ll certainly reach out and communicate that to employees.

Sheena Chopra (00:16:04.110): Thanks Gen that is a related one will gurus be able to purchase the stock before we go public.

Genevieve Godwin (00:16:12.420): yeah I mean that’s a that’s a really great question, I think, as we move forward will certainly look at different opportunities for employees, through employee share plans but we’ve got nothing to communicate at this time.

Sheena Chopra (00:16:29.280): Thanks Gen.

Sheena Chopra (00:16:31.050): The next one Joe, I’ll probably pass to you, with more and more M&As and compliance in place do we have plans to invest more of our…

Sheena Chopra (00:16:39.480): ERP capabilities and systems and manpower to support more complex business transactions and eliminate manual processes and ensure that we are moving towards compliance wired system, it could be you and followed by anybody wants to take it up yeah.

Joe Dische (00:16:55.740): yeah I can start with this one, I, uh, will maybe pass to Manav, and you know I think we have, we’ve like last year we raised a series E and series F…

Joe Dische (00:17:06.780): with more investors, and you know it’s a big component that was investment in product and technology and…

Joe Dische (00:17:14.190): Within that we’re definitely investing a substantial amount of money in putting new systems and processes in in order to scale the business…

Joe Dische (00:17:22.500): And I always speak about this term operating leverage all the time, it’s all about us being able to grow scalably and that’s all about…

Joe Dische (00:17:31.320): both internally and externally, enabling us to, to interact in a less manual way and whether that’s you know capacity for us to sort of, on the sales side…

Joe Dische (00:17:43.200): or things like expenses, etc, or whether it’s in terms of our customers and the capability for them to interact with us in an automated way and not necessarily need to speak.

Joe Dische (00:17:53.250): To someone every time and what form a transaction would definitely investing to sort of really hard in that space, you know it’s, it’s a commitment from us that we want to have a less manual activity and more value add in the business going forward.

Sheena Chopra (00:18:08.370): So thanks Joe.

Sheena Chopra (00:18:10.770): Manav would you like to add anything to that.

Manav Kamboj (00:18:14.400): I would actually.

Manav Kamboj (00:18:16.410): Even in the beginning of this year in.

Manav Kamboj (00:18:18.630): In the FTMs and also last year we’ve been talking about…

Manav Kamboj (00:18:23.610): getting more and more structured in our approach to how we manage compliance how we manage risk how we automate some of our workflows and processes, not just from an efficiency standpoint…

Manav Kamboj (00:18:33.810): but also from a risk standpoint and that work goes on, as is, you know we will accelerate on some of those initiatives, and you know some of those plans will be shared with the broader team…

Manav Kamboj (00:18:47.610): soon enough, you know PR as a company, as we mature our approach towards you know governance risk and compliance of our IT systems and beyond, you know, has to go from what is probably, you know intent driven to more…

Manav Kamboj (00:19:02.430): process driven, and that is that is a transformation that we have been going through, I believe we are in a good place, but there is work that needs to be done and, and you know we will share more plans with the with the team over the coming few weeks and months.

Sheena Chopra (00:19:19.020): Thanks Manav.

Sheena Chopra (00:19:21.060): The next one Joe probably goes to you, who are selling their stake for in this listing process.

Joe Dische (00:19:29.040): So there’s no one and as part of this process and all of our major investors are not selling down and TPG and KKR, in particular…

Joe Dische (00:19:40.230): They become diluted, so they have a smaller stake because we’re bringing new investors on fortunately but none of the investors are selling down into this transaction and that that’s been a really incredible thing and just shows the commitment and belief from our, from our investors…

Joe Dische (00:20:00.330): yeah just, just their belief in everything that we do.

Sheena Chopra (00:20:03.270): What we’re doing going forward.

Sheena Chopra (00:20:05.940): Thanks Joe, Hari next one’s for you.

Sheena Chopra (00:20:08.370): Thanks Hari, indeed, a huge milestone for us why list in the US, as opposed to other countries, like Hong Kong or Australia.

Hari V Krishnan (00:20:16.350): So I think what’s changed since 2019 is the company’s become larger we’ve executed on some of the plans we’re committed to we’ve launched a finance business, we’ve entered into data through the acquisition MyProperty Data, the launch of DataSense in Singapore, etc.

Hari V Krishnan (00:20:30.570): So we’ve done some of that.

Hari V Krishnan (00:20:31.890): And then obviously we’ve had a very transformative acquisitions of REA’s businesses in Malaysia and Thailand.

Hari V Krishnan (00:20:37.980): The fact of the matter is the deepest capital markets in the world.

Hari V Krishnan (00:20:41.340): Are in the United States that’s, that’s where the largest money pool is, is also frankly, the most sophistication when it comes to understanding and valuing technology businesses so if you look at.

Hari V Krishnan (00:20:50.400): The way the company’s been valued as well as our ability to raise money in the future if we need more money for any for any reason, we felt this will give us the best optionality.

Hari V Krishnan (00:21:01.770): The challenge always is, are you large enough, are you compelling enough to investors over there…

Hari V Krishnan (00:21:06.240): And we’ve invested over the over the last two or three years and we felt at this stage we were and clearly, this process has, has validated that, because we are ready and investors have told us we’re ready to, to list in the US.

Sheena Chopra (00:21:19.110): Thanks, I’m probably pick the next one as well do we plan to expand outside ASEAN region.

Hari V Krishnan (00:21:25.860): No, I think you know, for us, the compelling thing here is there’s a very large TAM you know in.

Hari V Krishnan (00:21:31.860): In US dollar terms it’s over 8 billion dollars of TAM in our five markets that we can attack with our business models and you know we’ve got a lot of things we can do to go deeper drive more value, I think you know.

Hari V Krishnan (00:21:42.810): One of the greatest things we can do to build compelling value and build a compelling business, is actually to create more and more value in our five markets that we exist in.

Hari V Krishnan (00:21:49.920): Right now, so as part of the investment thesis that we put out and as part of the strategy be shared with investors, it is we have we have not talked about going to any other markets, and right now, we have no intend to do that.

Sheena Chopra (00:22:08.280): Right, thank you, Hari. Gen a couple of questions coming your way.

Sheena Chopra (00:22:13.860): Will we have another salary review at certain positions we actually paid below the value we bring, the sort of inconsistency and lack of prioritization of talent will eat away at your ability to deliver on your promises to shareholders.

Genevieve Godwin (00:22:29.100): So we’ll continue to keep our current salary review cycles.

Genevieve Godwin (00:22:34.770): that’s not going to change, but if you do have concerns about your salary, I suggest you speak to your manager and if you feel like you can’t facilitate that conversation you’re welcome to reach out to a member of the HR team to discuss that.

Genevieve Godwin (00:22:48.810): But not at this stage we’ll keep to our, our current salary cycle.

Sheena Chopra (00:22:55.950): Thanks Gen and what is the benefit that PG staff get out of this transaction and probably good to start and then Hari could give an overview yeah.

Genevieve Godwin (00:23:05.520): yeah sure I mean, I think, for any business with additional investment that’s just a fantastic opportunity for employees in terms of career opportunities working for a high growth business…

Genevieve Godwin (00:23:18.600): really enables employees to have a much longer term career, have different opportunities that they can work within and as we expand the business that’s you know only going to benefit our employees. Over to you Hari.

Hari V Krishnan (00:23:36.810): You know I think the way I look at this is a in a few ways I think one is as a listed company on you know, the largest stock market in the world, the New York Stock Exchange your ability to attract…

Hari V Krishnan (00:23:50.730): High quality talent continues to only improve you know we’re blessed to have people like you working on our team…

Hari V Krishnan (00:23:56.430): But I think you know the exciting part is, you will continue to be able to look forward to working with smart people.

Hari V Krishnan (00:24:02.310): who want to be part of a company that has this kind of ambition and ability, the second is obviously our ambition and ability now is, is only restricted by our own imagination, or our own strategy…

Hari V Krishnan (00:24:15.270): Capital etc is not going to be a problem anymore so as I think about the future, as I said, you know PGG is going to be great you know we have we have great ambitions we have clear articulation of what we want to go after.

Hari V Krishnan (00:24:25.410(: Whether it’s in finance or in real estate data are marketplaces and in our businesses, in our country, sorry, there’s still a lot of work to be done…

Hari V Krishnan (00:24:33.540): And now we have a validation that we can, we can actually go and do that and have access to capital, if necessary, to, to, to supplement what we already have on the balance sheet.

Sheena Chopra (00:24:46.020): Thanks, sorry I think there’s one question is probably it’s good to reiterate, for all the gurus.

Sheena Chopra (00:24:52.230): Really seeking a bit of clarity on what this really mean not public company yet.

Hari V Krishnan (00:24:57.990): So, I think Okay, the way the SPAC process works is a SPAC company, which is a special purpose acquisition company essentially is created…

Hari V Krishnan (00:25:08.070): With the goal of merging with the business, which is private and helping it go public.

Hari V Krishnan (00:25:14.310): Right so Bridgetown 2 is listed right now in the US and they came to us with a goal of finding the best business to merge with.

Hari V Krishnan (00:25:23.370): They assess the number of companies, they identified us as a partner we identified them as a partner, both sides agreed and we merged.

Hari V Krishnan (00:25:31.590): In addition to this, we went out and spoke to a number of investors, including Baillie Gifford and Naya.

Hari V Krishnan (00:25:36.690): And we, and we have been able to get them to put further capital into the group as well, so what we announced this past weekend.

Hari V Krishnan (00:25:43.320): Is the fact that we intend to merge now this merger approval has to go through regulatory approval the Securities and Exchange Commission which is in the US…

Hari V Krishnan (00:25:52.440): Actually regulates all publicly listed entities, including Bridgetown 2 in this case…

Hari V Krishnan (00:25:59.160): And they want to make sure that we have followed the right processes, etc, so the next few months we will have to go through regulatory review which is standard for any…

Hari V Krishnan (00:26:07.800): deSPAC as it as this step is called when us back and a private company merge at the end of which PropertyGuru will become the listed company…

Hari V Krishnan (00:26:17.400): And the current shareholders of the SPAC will just become shareholders of PropertyGuru so the SPAC will cease to exist as a separate business, they will just…

Hari V Krishnan (00:26:27.210): fold into us and PropertyGuru will be the only listed company at the end of that.

Hari V Krishnan (00:26:32.400): And, as I mentioned, when we are done with this, we will be listed on the NYSE so it’s a process we go through this is a very important step because right now the investors have committed their capital.

Hari V Krishnan (00:26:41.640): And after we finished that regulatory approvals from the SEC, we will get access to the capital, and they will become shareholders in us and we will be listed business and that takes a few months.

Sheena Chopra (00:26:54.810): Thanks Hari.

Sheena Chopra (00:26:57.450): The next question is.

Sheena Chopra (00:26:59.580): Probably tech, but if Mallika you could talk about bit of the PMI and and the need for our systems to be…

Sheena Chopra (00:27:08.850): significantly more secure as a public company, are we going to ramp up the tech teams to ensure core product improvement at the same time, what about biting too much.

Mallika Gadepalli (00:27:23.640): I think that’s definitely one for Manav.

Sheena Chopra (00:27:26.010): Yes, yes.

Manav Kamboj (00:27:29.820): I believe it’s a matter of prioritization right, you know doing things…

Manav Kamboj (00:27:35.040): it’s not like we are building systems which are, which are not secure or which are very far from you know the, the…

Manav Kamboj (00:27:44.340): perfect way of doing things right it’s a matter of prioritization it’s a matter of making that extra 5-10 percent effort.

Manav Kamboj (00:27:51.420): In making sure that our systems are secure in any case right and once they are good enough, then compliance it’s just a matter of you know…

Manav Kamboj (00:28:01.020): I guess putting a checkmark that there are other than the other way around, where you’re aiming for compliance and your systems are not…

Manav Kamboj (00:28:07.560): Not safe and secure enough, so I, I don’t believe we need to significantly, you know ramp up the product and technology team to make sure that…

Manav Kamboj (00:28:16.410): Our systems, our integrations our back-office systems are good enough, what we need to do is make sure that we prioritize right we, we put in that extra…

Manav Kamboj (00:28:26.850): focus and attention to detail, while building the systems, what we will definitely, you know invest a little bit more in strengthening our you know info SEC…

Manav Kamboj (00:28:36.930): org so that we have the right people with the right capabilities to make sure that all other teams are, are kept…

Manav Kamboj (00:28:45.030): Honest if I was to say that, and make sure that that you know they do the best that they can when it comes to designing systems which are which are good enough for our customers, which are good enough for investors and, and you know and, and the regulators.

Sheena Chopra (00:29:01.710): Thanks Manav.

Sheena Chopra (00:29:04.800): Joe a couple for you, if KKR and TPG aren’t selling down, how will there be liquidity in the market post listing.

Sheena Chopra (00:29:12.180): Going live.

Joe Dische (00:29:14.340): yeah thanks and sitting amongst the SPAC, and so we will have about 25, 26%...

Joe Dische (00:29:23.220): what is known as free float. So these are people who are not sort of tied in, in any lock up and not linked to any of the major shareholders…

Joe Dische (00:29:32.520): And so there’ll be investors in amongst the SPAC, so the SPAC itself is made up of a myriad of other investors and they’re obviously you know free to…

Joe Dische (00:29:41.610): free to trade their stock and also amongst the PIPE as well there’ll be shareholders there who, you know who will be able to also sell and trade.

Joe Dische (00:29:52.140): So there we will have enough liquidity, which means they’ll be enough shares available for people are interested outside…

Joe Dische (00:29:58.680): And inside the Co investors to buy and sell and this is obviously important, in able to have a sufficient number of shares in able to trade in order to allow the stock to, to appreciate in value ,we believe the it will be relatively tightly held…

Joe Dische (00:30:16.050): And there will be, you know, hopefully, a high level of demand and low level of supply, no longer term will drive the share price up and with stability.

Sheena Chopra (00:30:28.230): Thanks Joe another next one, for you, but this public listing PG will be subjected to more compliance requirements do you think PG gurus are ready for this change.

Joe Dische (00:30:38.400): Absolutely yeah no there is.

Joe Dische (00:30:40.830): There are there’s, there’s a lot more compliance have been listed in the US, I think, with Sarbanes Oxley which is…

Joe Dische (00:30:47.790): A sort of a protocol of controls that we’re going to need to put in place across the organization and this is not a small undertaking, but I think we’re very far…

Joe Dische (00:30:59.700): of course not very far, we’re part of the way down the journey from being, we say is a really sort an excellent private company…

Joe Dische (00:31:07.440): To you know to being a company that it’s ready to be ready to be listed in that and that standard, so I think we’ve achieved so much over the last few years and in terms of controls and governance.

Joe Dische (00:31:20.370): And I think we’re you know we’ve shown a real appetite for that.

Joe Dische (00:31:23.730): Obviously we, we looked to list the business in Australia, a couple years ago and we did a huge amount of work, then.

Joe Dische (00:31:30.570): To improve on all of the things I’ve spoken about before so that was not a wasted process and and…

Joe Dische (00:31:37.830): You know our commitment from us, I guess, as we are starting and putting the right systems and processes in in order to support our gurus.

Joe Dische (00:31:46.830): In our in our ambitions to reach the standards we need to be listed business yeah, yeah we made huge progress and we’ll. we’ll get there and, and be perfectly.

Sheena Chopra (00:31:59.190): related question does this mean yeah having an additional teams, such as investor relations team in our work.

Joe Dische (00:32:06.660): um in the short term…

Joe Dische (00:32:10.290): Investor relations would be a combination of internal functions and, and also external advisors and, and that’s probably pretty standard for business of our size…

Joe Dische (00:32:20.490): And the expertise for particularly sort of US-focused investor relations doesn’t always sit there in the markets that we’re in so we’ll we’ll use and rely heavily on external advisors and then you know where we where we see fit, will bring talent into the business to, to assist us with that so.

Sheena Chopra (00:32:41.280): Thanks Joe probably could also answer the next one, and we can have a follow up from…is there any impact on an existing projects, which is still in progress.

Joe Dische (00:32:52.800): No I mean wait, the additional impact is that we’re raising a fair amount of money which has been on our balance sheet and that just brings us, you know…

Joe Dische (00:33:03.420): incredible opportunities, you know, for us to bring different and diverse businesses into the guru fold…

Joe Dische (00:33:11.070): And so, to that extent, it just brings us more opportunity, but in terms of the current projects we have on the flight…

Joe Dische (00:33:17.460): And I, these are the projects that investors really believed in the ones Hari and I spoke about when we’re going out to investors…

Joe Dische (00:33:23.250): tend to be what our business has achieved and where it’s going so you know it’s very much up to us to keep going on those and deliver, and it was that, that’s really what they believed in when they invested in the company.

Sheena Chopra (00:33:37.500): Thanks Joe, Hari there are a couple for you all our markets experiencing another wave of Covid-19 slowing down business initiatives and strategies will this have any impact on our listings plan.

Hari V Krishnan (00:33:50.340): No, so I think one thing which we are very clear with as part of our process and without investment documents and investment thesis that 2020 and 2021…

Hari V Krishnan (00:34:00.360): are Covid impacted years for PropertyGuru meaning our businesses and our region is still very much dealing with Covid.

Hari V Krishnan (00:34:07.740): Our business model is affected by Covid real estate developers can’t build, real estate agents can’t visit properties, etc, that is actually the…

Hari V Krishnan (00:34:15.690): part of what we said what we said, though, is that this is a good time for PropertyGuru to invest in digital transformation of the real estate industry things like FastKey, StoryTeller last year.

Hari V Krishnan (00:34:26.370): The success of PropertyGuru finance and being able to do things like you know refinancing of homes in Singapore.

Hari V Krishnan (00:34:32.610): These are just examples, DataSence, which we built in House has had good uptick in with agents in Singapore.

Hari V Krishnan (00:34:39.690): We building some fantastic products which are going to ship out in Vietnam.

Hari V Krishnan (00:34:43.380): And another market soon, as we’re able to do acquisitions, like the ones have iProperty property and ThinkofLiving so it’s a great time to actually invest.

Hari V Krishnan (00:34:51.630): In the future, I mean the one thing you have to remember PropertyGuru has been around for 14 years.

Hari V Krishnan (00:34:55.950): We think over long periods of time, and we think about the next three to five years at this point, and when you take that kind of time horizon.

Hari V Krishnan (00:35:04.080): These investors tend to be much more patient capital meaning they’re much more willing to look at that view and say Okay, who is going to be best positioned.

Hari V Krishnan (00:35:14.070): To be successful when these markets recover and when these markets recover is PropTech, for instance, a good sector to invest in and for investors, like Naya and Baillie Gifford and REA Group and others.

Hari V Krishnan (00:35:27.420): the answer is yes, this is a great time to invest, and so I think we have been very clear about the fact that Covid is impacting us, it does create pressures on our ability to deliver revenue reliably this year.

Hari V Krishnan (00:35:39.330): And I think that is something that we will continue to communicate very clearly, so essentially for some investors, this is a great investment opportunity for others, possibly not and so that we make sure we get the right people to support us on this journey.

Sheena Chopra (00:35:54.960): Thanks Hari another good question what impact will this have on company culture and our values will some elements change evolve.

Hari V Krishnan (00:36:05.520): Now that one’s an easy one, absolutely not, I think our culture is going to remain the same, we are trying to and hopefully today’s call also reflects that.

Hari V Krishnan (00:36:12.090): Our entire leadership will always be available to answer things transparently to you, we want to actually take our culture and our values, our vision and values document…

Hari V Krishnan (00:36:20.850): And just increase the ambition of what we want to deliver we’ve always believed we could achieve amazing things and we have and this event…

Hari V Krishnan (00:36:30.240): tells you that some of the savviest investors in the world, we’ve always had backing some from some of the savviest private investors TPG and KKR are amazing people.

Hari V Krishnan (00:36:38.310): They’ve supported us very well, but I think now, we were able to see that even savvy public investors value what we have built together.

Hari V Krishnan (00:36:46.140): And the question now is can we achieve these big ambitions can we build that property trust platform, can we become the trusted advisor…

Hari V Krishnan (00:36:53.880): can we help people make confident property decisions, so I think the ambition only goes up when you look at the culture, some of those values, as I said, you know what does respect and…

Hari V Krishnan (00:37:02.040): care for each other or creating what’s next they remain the same, so I think the one commitment I can give you categorically today.

Hari V Krishnan (00:37:09.120): Is that we will change as little as possible, as I mentioned some of the communications around financial results are one area where we will be regulated so there’ll be some restrictions.

Hari V Krishnan (00:37:18.930): But short of that everything else remains the same, we continue to do great work, FastKey had some successes this past weekend as well.

Hari V Krishnan (00:37:25.950): And you know we will continue to innovate and continue to ship amazing stuff in the future as well, so we will remain the same company that made us successful this has been a success and we will make sure we invest further into it, so that we can be successful in the future as well.

Sheena Chopra (00:37:42.750): Thanks and um an interesting one, and I put you on the spot, with this one, I believe every guru worked very hard to get PG where it is today, any chance every employee is given one share when listed.

Hari V Krishnan (00:37:54.480): that’s, that’s an interesting request, I think the first and foremost, I appreciate the question I think the having…

Hari V Krishnan (00:38:01.530): gurus who are shareholders in this company and think of this company, not just emotionally but also financially as something they own, is something which is definitely an aspiration as Gen mentioned, you know, we think the best ways in which to make you.

Hari V Krishnan (00:38:16.200): To make access to our are listed script available to as many guru as possible, let us consider this one, I can’t react right away to it, to be honest, but I think it’s definitely an intent over time, to encourage all of us to become shareholders in this company.

Sheena Chopra (00:38:33.450): Right probably one more for you why choose SPAC over the traditional IPO route to list on the NYSE.

Hari V Krishnan (00:38:42.030): PropertyGuru has a great story to tell we know this, right the 1400 of us know this, we know how hard it is to build a successful business in our part of the world, we know how much progress we’ve made on so many different fronts.

Hari V Krishnan (00:38:53.610): We found a partner with Bridgetown who’s able to help us tell the story to public market investors.

Hari V Krishnan (00:38:59.460): Through them and with their help we’ve been able to go out and talk to investors in Asia, in Europe, and in America and actually share the story…

Hari V Krishnan (00:39:08.100): and have them actually on the same side of the table as us telling the story to investors who, potentially, we would not know existed, or would not have gotten access to.

Hari V Krishnan (00:39:17.730): Having investors like Richard Li who backs Pacific Century Group and Peter Thiel who obviously you guys very little introduction hopefully to anyone…

Hari V Krishnan (00:39:27.180): gives you access to investors, who are then willing to listen to your story, after that your story has to convince.

Hari V Krishnan (00:39:34.140): The other people and I felt we had a good story, but having a partner who gives us access to these investors in these markets, made it more compelling so that’s frankly the route we’ve taken.

Hari V Krishnan (00:39:43.590): and obviously we’ve learned a lot over the last three years of as a business and at late stages of being a private company and we felt we were ready, ready to go public and we found the right partner.

Sheena Chopra (00:39:57.000): Thank you.

Sheena Chopra (00:40:01.770): Gen probably a question, a lot of people have voted so maybe this is the time to give clarity when I joined, I was told we do not give equity to any employees so it’s certainly surprising to see that we have all along being given equity to select few.

Genevieve Godwin (00:40:18.240): yeah I mean this is a difficult one to answer, since I’m not sure about the situation.

Genevieve Godwin (00:40:25.650): But I think something that we’ve always communicated out and even when we were going to list in Australia in 2019 this was something that we communicate it out, and I think it’s.

Genevieve Godwin (00:40:36.750): Certainly not been a secret that we do have a long term incentive program, that consists of equity into the company.

Genevieve Godwin (00:40:45.120): You know this is something that has been available to select levels of employees, it’s really based on you know, a certain criteria.

Genevieve Godwin (00:40:55.890): As we’ve mentioned before, this is something that we’re currently working through as we look to evolve our shared plans from a private company to a publicly listed company.

Genevieve Godwin (00:41:05.970): And you know how we can ensure that no employees have more opportunities.

Genevieve Godwin (00:41:13.140): to become shareholders in Property Guru so you know I think there’s going to be more to come, but you know if you’ve got a specific concern or a specific situation that happened, your welcome to come and talk to me about it, and we can certainly I clarify that one offline.

Sheena Chopra (00:41:30.510): Okay, thanks Gen.

Sheena Chopra (00:41:35.160): I had a couple for you, Joe.

Sheena Chopra (00:41:37.680): When we may expect the red herring prospectus.

Joe Dische (00:41:41.910): red herring prospectus right, and so there is a document, called the called the F-4 which will be filed in about a month’s time with the…

Joe Dische (00:41:53.640): with the, New York Stock Exchange and I think one thing to note is that the the F-4 is not going to be a beautiful read like our prospectus was that we, we put into the…

Joe Dische (00:42:05.910): …in 2019 but the US is very structured when it comes to these documents and they’re not exactly user friendly when it comes to reading, so I would expect something to glossy or beautiful that there will be one available in about a month’s time.

Sheena Chopra (00:42:24.180): Right, thanks Joe.

Sheena Chopra (00:42:26.790): Probably our last two questions, we’re kind of running out of time our equity value is higher than enterprise value How does that does that work.

Joe Dische (00:42:36.900): Yes, so.

Joe Dische (00:42:38.670): This is sort of a complex terms, your, your, your equity value is higher than your enterprise value…

Joe Dische (00:42:45.510): Your equity value is basically the, the value of the full business, including the cash that we, we take on and the enterprise value is effectively your equity value minus your cash so…

Joe Dische (00:42:58.530): Those are the that’s the difference, we’re obviously we’re raising sort of 400 million, well in total have lots of the 430 million dollars on a balance sheet…

Joe Dische (00:43:08.190): So you basically take that off take to get to enterprise value but equity value is what is another number, is the big number that most people.

Joe Dische (00:43:17.040): Hope I explained that right.

Sheena Chopra (00:43:20.850): Thanks Joe.

Sheena Chopra (00:43:22.710): One last one for you what’s the plan for the next three to five years for PG will it be stabilizing our internal infrastructure and systems, or will they be more M&As.

Joe Dische (00:43:35.310): You know I think there’s two layers to answer this, I think you know we’ve got you know really big sort of what we call organic plans so, so you know we raise money…

Joe Dische (00:43:46.770): a while back, you have any money on the balance sheet and we have really ambitious plans in terms of data and fintech…

Joe Dische (00:43:56.100): sector, as well as our core business so we’re obviously going to be keep, keep executing.

Joe Dische (00:44:00.570): On those plans and raising the kind of money that we are, having that kind of sort of balance sheet power also brings up incredible opportunities for us to make acquisitions…

Joe Dische (00:44:10.620): know we spoke a lot about again data and, and fintech, but if you have a look at some of the…

Joe Dische (00:44:18.390): materials that we produce that also speak to other, other areas, including things like sort of home services and, and others…

Joe Dische (00:44:26.310): that we will invest as well, so I think you’d expect we’re real fantastic delivery on the core things that we do, and then some really exciting investments in in other spaces, that will really sort of broaden their horizons, the business within the markets, we operate really exciting times.

Sheena Chopra (00:44:44.550): Thanks Joe, JEREMY one for you.

Sheena Chopra (00:44:48.120): Believe will be high expectation for partners to the entire PG Group does this mean the sales revenue, revenue expectations will be increased as well.

Jeremy Williams (00:44:56.940): So I think you know as a company we’ve always been very ambitious, so I think obviously you know with this level of investment that ambition does go up.

Jeremy Williams (00:45:06.600): So I think you know what we’re focused on you know a little bit like Joe mentioned is, is the BAU and the core business right so growing…

Jeremy Williams (00:45:13.290): organically and we’re actually about to start our planning process for, for 2022.

Jeremy Williams (00:45:18.840): You know, when it comes to come to those sort of sales plan, so I think you know always being ambitious, yes, with this investment that that ambition level.

Jeremy Williams (00:45:26.520): does go up, and I think that’s sort of really, really exciting, for us, you know as late as as, as part of PG as well, is to sort of be involved in that that ambitious growth that we have ahead.

Sheena Chopra (00:45:40.320): Thanks um I think we’ve covered a lot of questions we there are a few questions which are very HR specific, so I had to request the gurus to please reach out to Gen.

Sheena Chopra (00:45:50.760): question about provident fund etc so reach out to Gen directly probably over to Hari now to do a closing please.

Hari V Krishnan (00:46:00.660): So listen guys, I think, first of all thank you so much for the questions and we will look through some of the other questions we couldn’t answer because of time and we’ll try and make sure that we answer all of them…

Hari V Krishnan (00:46:10.530): that’s always been the spirit with which we answer FTMs, but I think what shouldn’t be lost in all of this is just a feeling of pride that you should all feel…

Hari V Krishnan (00:46:19.980): in getting us here today, all of you, contributed to this in some way when you think about the work you do, particularly at times like this, where many of us are fighting Covid.

Hari V Krishnan (00:46:27.840): Our cities are going through lockdowns some of us ourselves and our family members have had to suffer through things like this.

Hari V Krishnan (00:46:34.440): These are tough times, but I think it’s nice to have something good to celebrate as well in the, in the midst of all of this and it’s a great way to start a week like this.

Hari V Krishnan (00:46:43.980): So I do want you to feel a lot of pride in being a guru today feel excited about the future and what this means for us understand how rare, it is for companies…

Hari V Krishnan (00:46:53.790): in this part of the world to achieve what we just did and to, to take our complete the biggest stage.

Hari V Krishnan (00:46:59.790): Frankly, in the world when it comes to public markets, and it was made possible thanks to all of you, so thank you to all of you, congratulations let’s enjoy this.

Hari V Krishnan (00:47:09.300): Let’s keep our eye on the ball delivering the business, we have a few months left before we truly become, excuse me, a public company and I’m very confident and we’re gonna have a great time building this company into the future, congratulations, thank you for your time.

Hari V Krishnan (00:47:25.230): Bye guys.

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between PropertyGuru Pte. Ltd. (“Property Guru”), PropertyGuru Group Limited (“PubCo”) and Bridgetown 2 Holdings Limited (“Bridgetown 2”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of PropertyGuru, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Bridgetown 2 and PropertyGuru, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

1

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of Bridgetown 2 or PropertyGuru is not obtained; the risk that the business combination disrupts current plans and operations of Bridgetown 2 or PropertyGuru as a result of the announcement and consummation of the business combination; the ability of PropertyGuru to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on the NYSE following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to PropertyGuru; the amount of redemption requests made by Bridgetown 2’s shareholders and the amount of funds available in the Bridgetown 2 trust account; PropertyGuru’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industry in which PropertyGuru and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; the Group’s ability to implement its growth strategies and manage its growth; customers of the Group continuing to make valuable contributions to its platform, the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to produce accurate forecasts of its operating and financial results; the Group’s ability to attract traffic to its websites; the Group’s ability to assess property values accurately; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) of the countries in which the Group operates, general economic conditions in the countries in which the Group operates, the Group’s ability to attract and retain management and skilled employees, the impact of the COVID-19 pandemic on the business of the Group, the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers, disruptions to information technology systems and networks, the Group’s ability to grow and protect its brand and the Group’s reputation, the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; the fact that closing (the “REA Closing”) of the Group’s contemplated purchase of the Malaysian and Thai assets of REA Group Ltd. (“REA”) is subject to the satisfaction of certain closing conditions, including REA’s divestment of its 27% interest in 99 Group (the operator of the websites 99.co, iProperty.com.sg and rumah123.com), failing which the REA Closing may not occur; potential and future litigation that the Group may be involved in; unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Business Combination and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, Bridgetown 2’s Quarterly Report on Form 10-Q and other documents filed by PubCo or Bridgetown 2 from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither Bridgetown 2 nor PropertyGuru presently know, or that Bridgetown 2 or PropertyGuru currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect Bridgetown 2’s and PropertyGuru’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or Bridgetown 2’s or PropertyGuru’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

2

Forward-looking statements speak only as of the date they are made. Bridgetown 2 and PropertyGuru anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, Bridgetown 2 and PropertyGuru may elect to update these forward-looking statements at some point in the future, PubCo, Bridgetown 2 and PropertyGuru specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by PropertyGuru nor Bridgetown 2 or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing Bridgetown 2’s or PropertyGuru’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of PropertyGuru and Bridgetown 2 contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the PropertyGuru, Bridgetown 2 or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as an alternative to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may not be comparable to similarly titled non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between PropertyGuru and Bridgetown 2. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of Bridgetown 2 for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Bridgetown 2’s shareholders in connection with Bridgetown 2’s solicitation for proxies for the vote by Bridgetown 2’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to PropertyGuru’s shareholders in connection with the completion of the proposed business combination. Bridgetown 2 and PubCo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, Bridgetown 2 will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bridgetown 2 will send to its shareholders in connection with the business combination. Bridgetown 2’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Bridgetown 2’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about Bridgetown 2, PubCo, PropertyGuru and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Bridgetown 2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Bridgetown 2. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

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INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Bridgetown 2, PubCo and PropertyGuru and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Bridgetown 2’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Bridgetown 2’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about Bridgetown 2’s directors and executive officers in Bridgetown 2’s final prospectus filed with the SEC on January 27, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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